THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

# SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

| **Investment Amount** | **Date of Issuance** |
|---|---|
| $[AMOUNT] | [EFFECTIVE DATE] |

**THIS SIMPLE AGREEMENT FOR FUTURE EQUITY** (this "**SAFE**") is issued by Cabaire, LLC, an Oklahoma limited liability company (the "**Company**"), to [INVESTOR NAME] ("**Holder**"), in exchange for Holder's payment of the investment amount set forth above (the "**Investment Amount**").

1. Definitions. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this Section 1.

1.1 "**Conversion Units**" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means (i) in the instance of a conversion pursuant to a Corporate Transaction or, at the election of Holder, upon the Maturity Date, Class A Units or, (ii) in the instance of the Next Equity Financing, the class of Equity Securities issued therein, whether Class A Units or Preferred Units (it being the intention of Holder and the Company that Holder shall participate *pari passu* with the participants in such Next Equity Financing).

1.2 "**Class A Units**" means the Company's Class A-3 units or other Equity Securities issued to the members of the Company upon a re-organization or re-capitalization.

1.3 "**Conversion Price**" means

(a) in the instance of a Next Equity Financing, the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing;

(b) in the instance of a Corporate Transaction, (x) the enterprise value attributed to the Company in such Corporate Transaction, multiplied by (y) the percentage of outstanding equity acquired in such Corporate Transaction, divided by (z) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

(c) in the instance of Conversion at Maturity Date, the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount on the date of such conversion by (y) the Fully Diluted Capitalization.

1.4 "**Corporate Transaction**" means:

(a) the closing of the sale, transfer, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which Holders of units of equity interest of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting equity of the Company or the surviving or acquiring entity immediately following the consummation of such transaction);

(c) the closing of the transfer (whether by merger, consolidation, or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity);

(d) the Company's initial listing of its Equity Securities (other than shares of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors (or similar governing body). For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or

(e) the closing of the Company's first firm commitment underwritten initial public offering of Equity Securities pursuant to a registration statement filed under the Securities Act.

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

1.5 "**Discount**" means **[10%]**.

1.6 "**Dissolution**" means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution, or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.7 "**Equity Securities**" means (a) Class A Units; (b) Preferred Units; (c) any securities conferring the right to purchase Class A Units or Preferred Units; or (d) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Class A Units or Preferred Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security or profits interest granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.8 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

1.9 "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's equity interests, assuming (a) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including units of convertible Preferred Units and all outstanding vested or unvested options or warrants to purchase the Company's Equity Securities; and (b) solely for purposes of determining the Conversion Price, the issuance of all equity interests reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes up to $10,000,000 of the following: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.10 "**Maturity Date**" means the date which is 5 years from the date of execution of this SAFE.

1.11 "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE from which the Company receives gross proceeds of not less than $10,000,000.00 (excluding, for the avoidance of doubt, up to $10,000,000 of the following, in the aggregate: the Investment Amount or the conversion price for any convertible promissory notes, SAFEs, or other similar instruments issued by the Company).

1.12 "**Preferred Units**" means all series of the Company's preferred units, whether now existing or hereafter created.

1.13 "**SAFEs**" mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into units of membership interest in the Company in accordance with its terms, including this SAFE.

1.14 "**Securities Act**" means the Securities Act of 1933, as amended.

2. Conversion.

2.1 Next Equity Financing. This SAFE will automatically convert into Conversion Units upon the earliest of (i) the closing of the Next Equity Financing, (ii) a Corporate Transaction, or (iii) the Maturity Date. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole unit) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing or the Corporate Transaction, the Company will notify Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing.

2.2 Corporate Transaction. In the event of a Corporate Transaction prior to the conversion of this SAFE pursuant to Section 2.1, at the closing of such Corporate Transaction, Holder may elect that either: (a) the Company will pay Holder an amount equal to 1X times the Investment Amount; or (b) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price.

2.3 Maturity Conversion. At any time on or after the Maturity Date, at the election of Holder, this SAFE will convert into that number of Conversion Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount on the date of such conversion by (y) the Fully Diluted Capitalization.

2.4 Mechanics of Conversion.

(a) Financing Agreements. Holder acknowledges that the conversion of this SAFE into Conversion Units may require Holder's execution of certain agreements relating to the purchase and sale of the Conversion Units, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(b) Certificates. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Units, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Units (if certificated) to Holder, or if the Conversion Units are not certificated, will deliver a true and correct copy of the Company's unit register reflecting the Conversion Units held by Holder. The Company will not be required to issue or deliver the Conversion Units until Holder has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss).

3. Security; Priority. This SAFE is a general unsecured obligation of the Company. The Company's obligation to make the repayment of the Investment Amount in the event of a Dissolution will rank senior in right of payment to the Company's Unit holders.

4. No Rights as a Unit Holder. Holder is not entitled by virtue of holding this SAFE to be deemed a holder of the Company's equity for any purpose, nor will anything contained in this SAFE be construed to confer on Holder, as such, any of the rights of a unit holder of the Company or any right to vote for the election of directors or upon any matter submitted to unit holders at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Units have been issued upon the terms described in this SAFE.

5. Representations and Warranties of the Company. In connection with the transactions contemplated by this SAFE, the Company hereby represents and warrants to Holder as follows:

5.1 Due Organization; Qualification and Good Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2 Authorization and Enforceability. Except for the authorization and issuance of the Conversion Units, all corporate action has been taken on the part of the Company and its officers, directors, and unit holders necessary for the authorization, execution, and delivery of this SAFE. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this SAFE valid and enforceable in accordance with its terms.

6. Representations and Warranties of Holder. In connection with the transactions contemplated by this SAFE, Holder hereby represents and warrants to the Company as follows:

6.1 Authorization. Holder has full power and authority (and, if an individual, the capacity) to enter into this SAFE and to perform all obligations required to be performed by it hereunder. This

SAFE, when executed and delivered by Holder, will constitute Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

6.2 Purchase Entirely for Own Account. Holder acknowledges that this SAFE is made with Holder in reliance upon Holder's representation to the Company, which Holder hereby confirms by executing this SAFE, that this SAFE and the Conversion Units issuable pursuant to the conversion provided for herein (collectively, the "**Securities**") will be acquired for investment for Holder's own account, not as a nominee or agent (unless otherwise specified on Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this SAFE, Holder further represents that Holder does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

6.3 Investment Experience. Holder acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

6.4 Restricted Securities. Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Holder's representations as expressed herein. Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

6.5 No Public Market. Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

6.6 No Reliance. Holder understands, acknowledges, and agrees that any financial projections or forecasts which may have been included in any documents or information disclosed to Holder by the Company have been prepared by the Company based upon information provided by management of the Company regarding future prospects. Such financial projections or forecasts include various assumptions about the industry in which the Company and its affiliates operate and about present and future economic circumstances and trends. Any such assumptions are subject to the impact of overall economic changes over which the Company and its management can have little or no influence and, in addition, have subjective elements that cannot be verified. In addition, the impact of new or different competition in the markets in which the Company and/or its affiliates participate cannot be accurately predicted. Therefore, Holder understands, acknowledges, and agrees that while such financial

projections or forecasts have been prepared in good faith and are based upon information and assumptions which the Company believes to be reasonable, such forecasts cannot be construed to predict the results of operations or the future value or characteristics of an investment in the Securities. The Company's and its affiliates' actual future results may be materially different from the projections or forecasts, if any, which the Company has provided, and such projections or forecasts are not intended to be, and cannot be used as, a guarantee of future results which may be obtained from the operation of the business of the Company and its affiliates, or as a guarantee of the present or future value of an investment in the Company. Holder understands, acknowledges, and agrees that such projections or forecasts have not been examined or compiled by any independent certified public accountant, nor have agreed-upon procedures been applied to them, and accordingly, no accountant assumes responsibility for them. The Company has only disclosed such projections or forecasts to Holder on the understanding that Holder will not place any material reliance upon the accuracy of such projections or forecasts when considering whether to make any investment in the Company, and Holder is aware that the Company will be relying upon this understanding in entering this SAFE. In evaluating the suitability of an investment in the Securities, Holder (i) has relied solely upon an independent investigation of the Company and upon consultations with Holder's legal and financial advisors with respect to this SAFE and the nature of this investment and (ii) has not relied upon any representations or warranties of the Company or any person on its behalf.

7. Miscellaneous.

7.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that neither party may assign its rights or obligations under this SAFE without the written consent of the other party. This SAFE is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this SAFE.

7.2 Choice of Law. This SAFE, and all matters arising out of or relating hereto, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Oklahoma, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Oklahoma.

7.3 Counterparts. This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 Titles and Subtitles. The titles and subtitles used in this SAFE are included for convenience only and are not to be considered in construing or interpreting this SAFE.

7.5 Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their

Wefunder account, as subsequently modified by written notice."

7.6 No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee, or commission in connection with the transactions contemplated by this SAFE. Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which Holder or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees, or representatives is responsible.

7.7 Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this SAFE.

7.8 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this SAFE, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9 Entire Agreement; Amendments and Waivers. This SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and Holder. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each future holder of this SAFE and the Company.

7.10 Severability. If one or more provisions of this SAFE are held to be unenforceable under applicable law, such provisions will be excluded from this SAFE and the balance of the SAFE will be interpreted as if such provisions were so excluded and this SAFE will be enforceable in accordance with its terms.

7.11 Acknowledgment. For the avoidance of doubt, it is acknowledged that Holder will be entitled to the benefit of all adjustments in the number of units of the Company capital as a result of any splits, recapitalizations, combinations, or other similar transactions affecting the Company's capital underlying the Conversion Units that occur prior to the conversion of this SAFE.

7.12 Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection herewith.

7.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SAFE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL

NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[*Signature page follows*]

15688.6001/SAFE Agreement template (Dec. 2021) 4866-4472-3206 v.3

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

**COMPANY:**

Cabaire LLC

*Founder Signature*

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

**Read and Approved (For IRA Use Only):**

By: ______________________________

**INVESTOR:**

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited